Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-5694
sking@eastman.com

July 11, 2013
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Melissa N. Rocha, Senior Assistant Chief Accountant
Ernest Greene, Staff Accountant

Re:	Eastman Chemical Company
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-12626

Dear Ms. Rocha and Mr. Greene:
On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I submit our response to the comment of the staff of the Division of Corporation Finance (the “Staff”) addressed to Curtis E. Espeland, Chief Financial Officer of the Company, dated June 17, 2013, with respect to the above-referenced filing (the “Form 10-K”). The Company's response to the Staff's comment is preceded by the text of the comment in your letter. All terms not defined in our response have the meanings ascribed to those terms in the Form 10-K.
Text of Staff Comment:
Management's Discussion and Analysis of Financial Condition and Results…, page 38
Non-GAAP and Pro Forma Combined Financial Measures, page 42
Summary of Consolidated Results, page 47

Securities and Exchange Commission
July 11, 2013

1.
Throughout MD&A, you present non-GAAP performance financial measures, such as Gross Profit, SG&A and operating earnings which removes “mark-to-market pension and OPEB losses (gains). Please expand your disclosures to address the following:

•    State qualitatively what the adjustment represents in the context of your pension accounting policy. For example, if operating earnings reflect immediate recognition of actuarial gains and losses, disclose this fact as well as what actuarial gains and losses represent and what is included in the adjustment to arrive at your non-GAAP measure;

•
Provide quantitative context for the actual and expected plan asset returns. Specifically, disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure; and

•
Expand your disclosures to comprehensively address why providing non-GAAP financial measures which adjust for MTM and OPEB losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Management Response:
As disclosed and described in detail in the Form 10-K, Eastman in first quarter 2012 changed its method of accounting for actuarial gains and losses for its pension and other postretirement benefit (“OPEB”) plans. Under its current method of accounting, Eastman's pension and OPEB costs consist of two elements: 1) ongoing costs recognized quarterly, which are comprised of service and interest costs, expected returns on plan assets, and amortization of prior service credits; and 2) mark-to-market (“MTM”) gains and losses recognized annually, in the fourth quarter of each year, resulting from changes in actuarial assumptions for discount rates and the differences between actual and expected returns on plan assets. Any interim remeasurement triggered by a curtailment, settlement, or significant plan change is recognized as an MTM adjustment in the quarter in which such remeasurement event occurs.
The Form 10-K includes disclosure of actuarial gains and losses for the Company's pension and OPEB plans, including the timing and location within the Company's consolidated financial statements of plan expenses, gains, and losses. In addition to disclosures concerning the change in method of accounting for actuarial gains and losses for pension and OPEB plans, the “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to the Audited Consolidated Financial Statements” sections of the Form 10-K include quantitative and qualitative disclosures of weighted average discount rates, weighted average expected returns on plan assets, actual dollar returns on plan assets, and tabular sensitivity analysis of changes in the Company's long-term assumptions of the expected return on assets and assumed discount rates for the Company's pension and OPEB plans. See “ITEM 6. SELECTED FINANCIAL DATA” - first paragraph below table; “ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” - fourth paragraph below table of contents and “CRITICAL ACCOUNTING ESTIMATES - Pension and Other Post-employment Benefits”; and “ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA - Notes to the Audited Consolidated Financial Statements -- Note 13. Retirement Plans - Summary of Changes and - Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income and Note 14. Accounting Methodology Change for Pension and Other Postretirement Benefit Plans.”

Securities and Exchange Commission
July 11, 2013

As described in “ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NON-GAAP AND PRO FORMA COMBINED FINANCIAL MEASURES” and as noted in the Staff's comment, in evaluating Company and operating segment performance, and in making resource allocation and performance evaluation decisions, Eastman management considers results and performance measures excluding the effects of transactions, costs, and gains and losses that do not directly arise from Eastman's normal, or “core”, business and operations, or are otherwise of an unusual or non-recurring nature. Because these non-core or non-recurring costs and gains may materially affect the Company's, or any particular operating segment's, financial condition or results in a specific period in which they are recognized, Eastman believes it is appropriate to both evaluate and disclose these non-GAAP financial measures. In addition to using such measures to evaluate results in a specific period, management believes that such measures may provide more complete and consistent comparisons of Company and segment operational performance on a period-over-period historical basis and a better indication, for management and the Company's stockholders, of expected future trends. Management discloses these non-GAAP measures, and the related reconciliations to the most directly comparable GAAP measures, because it believes investors use these metrics in evaluating longer term period-over-period performance, and to allow investors to understand and evaluate the information used by management to assess the Company's and its operating segments' performance, make resource allocation decisions, and evaluate organizational and individual performance in determining certain performance based compensation.

Management believes that MTM pension and OPEB gains and losses which arise from changes in actuarial assumptions and differences between actual and expected returns on plan assets and discount rates, and not from Eastman's core operations, are properly excluded by management in such evaluations and in the Company's alternative non-GAAP financial measures.
As described above, management believes that the Company's non-GAAP financial measures and related disclosures in the Company's Form 10-K, including its presentation of non-GAAP performance measures which exclude MTM pension and OPEB losses, net, are appropriate and adequate. However, the Company undertakes in appropriate future filings to enhance and further clarify its discussion of its exclusion of MTM pension and OPEB gains or losses from its GAAP financial measures for each of the areas outlined in your comment. By means of example only, such revised disclosure, as would have been proposed to be contained in “ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of the Form 10-K, is provided below (the proposed new or revised disclosure from that in the Form 10-K is italicized and underlined):

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Securities and Exchange Commission
July 11, 2013

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CRITICAL ACCOUNTING ESTIMATES

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Pension and Other Post-employment Benefits

The Company maintains defined benefit pension plans that provide eligible employees with retirement benefits. Additionally, Eastman subsidizes life insurance, health care, and dental benefits for eligible retirees and health care and dental benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates) and expected return on plan assets. In July 2012, as part of its acquisition of Solutia, the Company assumed Solutia's U.S. and non-U.S. defined benefit pension and OPEB plans.  Prior to the acquisition, the U.S. pension plans had been closed to new participants and were no longer accruing additional benefits.  In 2011, as part of its acquisition of Sterling Chemicals, Inc. (“Sterling”), the Company assumed Sterling's U.S. pension plans. For valuing the obligations and assets of the Company's U.S. and non-U.S. defined benefit pension plans, the Company assumed weighted average discount rates of 3.72 percent and 4.16 percent, respectively, and a weighted average expected return on plan assets of 7.98 percent and 5.90 percent, respectively, at December 31, 2012. The Company assumed a weighted average discount rate of 3.91 percent for its OPEB plans and an expected return on plan assets of 3.75 percent for its voluntary employees' beneficiary association retiree trust at December 31, 2012. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

The December 31, 2012 projected benefit obligation and 2013 expense are affected by year-end 2012 assumptions. The following table illustrates the sensitivity to changes in the Company's long-term assumptions in the expected return on assets and assumed discount rate for all pension plans and other postretirement welfare plans. The sensitivities below are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

Securities and Exchange Commission
July 11, 2013

Change in Assumption	Impact on 2013 Pre-tax Benefits Expense (Excludes mark-to-market impact) Pension Plans	Impact on December 31, 2012 Projected Benefit Obligation for Pension Plans		Impact on 2013 Pre-tax Benefits Expense (Excludes mark-to-market impact) Other Postretirement Welfare Plans	Impact on December 31, 2012 Benefit Obligation for Other Postretirement Welfare Plans
		U.S.	Non-U.S.
25 basis point decrease in discount rate	-$3 Million	+$68 Million	+$32 Million	-$1 Million	+$33 Million

25 basis point increase in discount rate	+$3 Million	-$65 Million	-$31 Million	+$1 Million	-$31 Million

25 basis point decrease in expected return on assets	+$5 Million	No Impact	No Impact	+$1 Million	No Impact

25 basis point increase in expected return on assets	-$5 Million	No Impact	No Impact	-$1 Million	No Impact

The expected return on assets and assumed discount rate used to calculate the Company's pension and other post-employment benefit obligations are established each December 31. The expected return on assets is based upon the long-term expected returns in the markets in which the trusts invest their funds, primarily in the following markets: U.S. and non-U.S. fixed income, U.S. and non-U.S. public equity, private equity, and real estate markets. Historically, over a ten year period, the Company's average achieved actual return has been near the expected return on assets. The assumed discount rate is based upon a portfolio of high-grade corporate bonds, which are used to develop a yield curve. This yield curve is applied to the expected durations of the pension and post-employment benefit obligations. As future health care benefits under the U.S. benefit plan have been fixed at a certain contribution amount, changes in the health care cost trend assumptions do not have a material impact on the results of operations.

The Company uses fair value accounting for plan assets. If actual experience differs from long-term assumptions for asset returns and discount rates which were used in determining the current year expense, the difference is recognized immediately as part of the MTM adjustment during the fourth quarter of each year, and any other quarter in which an interim remeasurement is triggered. The MTM charges applied to earnings from continuing operations in 2012, 2011, and 2010 due to the actual experience versus assumptions of returns on plan assets and discount rates for the defined benefit pension and other postretirement benefit plans were $276 million, $144 million, and $53 million, respectively. At December 31, 2012, the Company's weighted-average assumed discount rate was 3.84 percent, down significantly from the prior year, resulting in an actuarial loss of approximately $380 million. Partially offsetting the impact of the lower discount rate was an increase in asset values of approximately $105 million due to asset values appreciating in excess of the assumed weighted-average rate of return. The actual return of approximately $235 million or 12 percent less the expected return of approximately $130 million or 7.27 percent results in the $105 million increase.

Securities and Exchange Commission
July 11, 2013

The Company does not anticipate that a change in pension and other post-employment obligations caused by a change in the assumed discount rate during 2013 will impact the cash contributions to be made to the pension plans during 2013. While the amount of the change in these obligations does not correspond directly to cash funding requirements, it is an indication of the amount the Company will be required to contribute to the plans in future years. The amount and timing of such cash contributions is dependent upon interest rates, actual returns on plan assets, retirement, attrition rates of employees, and other factors. For further information regarding pension and other post-employment obligations, see Note 13, “Retirement Plans”, to the Company's consolidated financial statements in Part II, Item 8 of this Annual Report.

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NON-GAAP AND PRO FORMA COMBINED FINANCIAL MEASURES

In addition to evaluating the Company's financial condition, results of operations, liquidity and cash flows as reported in accordance with GAAP, Eastman management also evaluates Company and operating segment performance, and makes resource allocation and performance evaluation decisions, excluding the effect of transactions, costs, and losses or gains that do not directly arise from Eastman's normal, or “core”, business and operations, or are otherwise of an unusual or non-recurring nature. These transactions, costs, and losses or gains relate to, among other things, cost reduction, growth and profitability improvement initiatives, and other events outside of core business operations (such as MTM losses or gains for pension and OPEB plans). Because non-core or non-recurring transactions, costs, losses or gains may materially affect the Company's, or any particular operating segment's, financial condition or results in a specific period in which they are recognized, Eastman believes it is appropriate to evaluate both the financial measures prepared and calculated in accordance with GAAP and the related non-GAAP financial measures excluding the effect on our results of these non-core or non-recurring items. In addition to using such measures to evaluate results in a specific period management evaluates such non-GAAP measures, and believes that investors may also evaluate such measures, because such measures provide more complete and consistent comparisons of the Company's and its segments' operational performance on a period-over-period historical basis and, as a result, provide a better indication of expected future trends. Management discloses these non-GAAP measures, and the related reconciliations, because it believes investors use these metrics in evaluating longer term period-over-period performance, and to allow investors to better understand and evaluate the information used by management to assess the Company's, and its operating segments', performance, make resource allocation decisions and evaluate organizational and individual performance in determining certain performance based compensation. Non-GAAP measures do not have definitions under GAAP, and may be defined differently by, and not be comparable to, similarly titled measures used by other companies. As a result, management cautions investors not to place undue reliance on any non-GAAP measure, but to consider such measures with the most directly comparable GAAP measure.

The non-core or non-recurring items excluded by management in its evaluation of certain results in this Annual Report are as follows:

•
costs resulting from the sale of acquired Solutia inventories at fair value, net of the last-in, first-out (“LIFO”) impact of these inventories (as required by purchase accounting, these inventories were marked to fair value, and were sold in 2012);

Securities and Exchange Commission
July 11, 2013

•
Solutia acquisition, financing, transaction, and integration costs, including the costs and fees for borrowings used to complete the Solutia acquisition and pre-acquisition interest expense for acquisition-related borrowings, which, similar to the costs resulting from the sale of Solutia inventories, resulted from non-core transactions not expected to impact Eastman's results consistently;

•
MTM pension and OPEB losses, net, which are actuarial losses measured as the changes in discount rates and other actuarial assumptions and the difference between actual and expected returns on plan assets during the period. These actuarial losses were primarily due to lower discount rates reflective of changes in global financial market conditions and interest rates on high-grade corporate bonds, and did not directly arise from Eastman's core business and operations;

•	asset impairments and restructuring charges and gains, net, which, other than certain severance costs, are not cash transactions impacting profitability; and

•	early debt extinguishment costs,

in each case for the periods and in the amounts in the table below.

Non - GAAP Financial Measures -- Excluded Items

(Dollars in millions)	2012	2011	2010
Items impacting operating earnings:
Additional costs of acquired Solutia inventories	$79	$—	$—
Transaction costs related to the acquisition of Solutia	28	—	—
Integration costs related to the acquisition of Solutia	16	—	—
Mark-to-market pension and other postretirement benefit losses, net	276	144	53
Asset impairments and restructuring charges (gains), net	120	(8)	29
Items impacting earnings before income taxes:
Financing costs related to the acquisition of Solutia	32	—	—
Early debt extinguishment costs	—	—	115

This MD&A includes the effect of the foregoing on the following financial measures:

•	Gross profit,

•	Selling, general, and administrative (“SG&A”) and Research and development (“R&D”) expenses,

•	Net interest expense,

•	Other charges (income), net,

•	Operating earnings,

•	Earnings from continuing operations, and

•	Diluted earnings per share.

For more detail about MTM pension and OPEB gains and losses, net, including actual and expected return on plan assets and the components of the net loss, see “CRITICAL ACCOUNTING ESTIMATES -- Pension and Other Post-employment Benefits” above and “Note 13, Retirement Plans - Summary of Changes and - Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income” and “Note 14, Accounting Methodology Change For Pension And Other Postretirement Benefit Plans” to the Company's consolidated financial statements in Part II, Item 8 of this Annual Report.

Securities and Exchange Commission
July 11, 2013

For more detail on asset impairments and restructuring charges and gains, see “Summary of Consolidated Results - Asset Impairments and Restructuring Charges (Gains), Net”.

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Management Acknowledgement
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you have additional questions or comments, please contact me at the above telephone number or e-mail address, or Brian L. Henry, the Company's in-house attorney responsible for securities and disclosure matters, at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail).

Sincerely,

/s/Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Enclosures
cc: Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Brian L. Henry, Senior Counsel, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day